Exhibit 99.1

CENTOGENE Signs Data Access and Collaboration Agreement with Pfizer Inc.

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, Nov. 13, 2019 (GLOBE NEWSWIRE) -- CENTOGENE (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies, announced today a new data access and collaboration agreement with Pfizer Inc. (NYSE: PFE). The agreement grants Pfizer access to CENTOGENE’s data repository, which may be used in the discovery and validation of novel genetic and biochemical targets for the potential development of new therapies for rare diseases.

“With what we believe to be the world’s largest data repository of epidemiologic, phenotypic and clinical data in orphan diseases, CENTOGENE is fuelling the global knowledge base of rare disease patient populations,” explains Arndt Rolfs, CEO of CENTOGENE. “The potential for furthering the understanding of rare disease is extremely important for patients around the world, and we hope that today’s collaboration agreement will help lead to better diagnosis and potential treatments for patients with rare diseases.”

Under the terms of the agreement, CENTOGENE and Pfizer will work together to mine the data repository and jointly agree to any collaborative research projects designed to substantiate results of data mining. CENTOGENE will receive an upfront payment and will be eligible for additional research payments under any future collaborative research projects. Individual-level data from the repository will be managed, protected and shared with Pfizer in compliance with international data privacy regulations.

CENTOGENE’s rare disease data repository integrates relevant structured and unstructured patient data, including clinical information; health records; and genetic, transcriptomic, proteomic, and metabolomic data. It also includes longitudinal data such as biomarker or patient recorded outcome, as well as diagnostic workflow data.

About CENTOGENE

Centogene is a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The Company’s goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Centogene has developed a global proprietary rare disease platform based on our real-world data repository with over 2.0 billion weighted data points from over 450,000 patients representing 115 different countries as of August 31, 2019, or an average of over 500 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. Centogene believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August 31, 2019, the Company collaborated with over 35 pharmaceutical partners for over 30 different rare diseases.

CENTOGENE Media Contact:

Ross Bethell

Director, Corporate Communications